CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Nine Months Ended July 31, 2012 and 2011

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of financial statements by an entity’s auditor.

For further information, please contact:

Blaine Bailey, Chief Financial Officer
Tel:        (604) 408-7488
Fax:        (604) 408-7499

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
July 31, 2012 and 2011

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	July 31,	October 31,
	2012	2011
		(note 14)
ASSETS
Current
Cash and cash equivalents	$10,796,007	$5,985,634
Accounts receivable	980,278	1,434,077
Due from related parties (note 10)	1,796,200	1,239,043
Loan receivable (note 10)	-	8,580,096
Prepaid expenses	814,495	356,191

Total Current Assets	14,386,980	17,595,041

Property, Plant and Equipment (note 4)	1,134,936	910,996
Resource Related Investments (note 5)	4,173,333	32,551,104
Exploration and Evaluation Advances	335,667	810,100
Exploration and Evaluation Assets (notes 3 and 7)	84,627,079	56,645,662
Deposits (note 8)	4,715,000	115,000

Total Assets	$109,372,995	$108,627,903

LIABILITIES
Current
Accounts payable and accrued liabilities (note 10)	$5,601,276	$4,038,261

Total Liabilities	5,601,276	4,038,261

SHAREHOLDERS’ EQUITY
Share Capital (notes 3 and 9)	116,525,716	107,237,122
Contributed Surplus	21,428,513	19,775,985
Accumulated Other Comprehensive Income	(5,996,204)	6,056,041
Deficit	(28,186,306)	(28,479,506)

Total Shareholders’ Equity	103,771,719	104,589,642

Total Liabilities and Shareholders’ Equity	$109,372,995	$108,627,903

Subsequent Events (note 16)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Lawrence W. Talbot”
Hendrik Van Alphen, Director	Lawrence W. Talbot, Director

See Notes to the Condensed Interim Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	July 31		July 31
	2012	2011	2012	2011
		(note 14)		(note 14)

Administrative Expenses
Bad debts	$-	$-	$18,820	$-
Consulting fees (notes 9 and 10)	225,206	403,602	899,474	993,808
Corporate development	69,592	99,738	247,376	508,870
Depreciation	95,982	29,060	275,435	71,142
Insurance	28,514	22,465	82,335	77,593
Investor relations (note 9)	167,311	134,914	550,069	535,121
Office costs	265,264	156,047	790,944	577,027
Professional fees (notes 9 and 10)	508,661	180,973	1,215,986	617,567
Property evaluations	159,815	214,269	516,354	540,524
Regulatory and transfer agent fees	45,605	45,542	165,755	113,374
Salaries and benefits (note 9)	965,291	665,690	4,158,500	1,814,045
Travel	154,239	90,992	404,132	186,534

Loss Before Other Items and Income Taxes	(2,685,480)	(2,043,292)	(9,325,180)	(6,035,605)

Other Items
Foreign exchange gain (loss)	55,203	(253,344)	(92,965)	(1,884,934)
Interest income, net of bank charges (note 10(d))	10,498	165,254	151,378	356,523
Realized gain on sale of available-for-sale investments (note 5)	1,250,207	2,474,833	11,624,925	4,983,827
Unrealized gain (loss) on derivative investment (note 5)	(1,302,596)	(1,442,320)	(911,627)	298,789
Unrealized gain (loss) on fair value through profit or loss investment (note 5)	(71,250)	25,000	(43,750)	90,500
Impairment losses on available-for-sale investments (note 5)	(231,019)	-	(351,667)	-
Gain on loan settlement (note 10(e))	-	-	1,368,953	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	-	-	3,019,523
Loss on equity investments (note 6)	-	(454,307)	-	(793,194)

	(288,957)	515,116	11,745,247	6,071,034

Income (Loss) Before Income Taxes	(2,974,437)	(1,528,176)	2,420,067	35,429

Income Taxes
Current expense	-	-	-	1,245,680
Deferred expense	(954,099)	(2,474,550)	(2,126,867)	(773,998)

	(954,099)	(2,474,550)	(2,126,867)	471,682

Net Income (Loss) for Period	(3,928,536)	(4,002,726)	293,200	507,111

Other Comprehensive Loss for the Period	(5,406,555)	(14,022,450)	(12,052,245)	(7,405,510)

Comprehensive Income for the Period	$(9,335,091)	$(18,025,176)	$(11,759,045)	$(6,898,399)

Basic Income (Loss) Per Share	$(0.04)	$(0.05)	$0.00	$0.01
Diluted Income (Loss) Per Share	$(0.04)	$(0.05)	$0.00	$0.01

Weighted Average Number of Shares Outstanding	92,296,889	74,934,021	90,954,486	64,249,533
Plus incremental shares from assumed conversions	2,440,753	3,167,984	2,440,753	1,724,943
Adjusted weighted average shares	94,737,642	78,102,005	93,395,239	65,974,476

See Notes to the Condensed Interim Consolidated Financial Statements	2

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Share Capital				Accumulated
					Other	Total
				Contributed	Comprehensive	Shareholders’
	Shares	Amount	Deficit	Surplus	Income	Equity

Balance, November 1, 2010	58,373,302	$69,890,947	$(6,319,372)	$14,726,585	$30,227,593	$108,525,753

Net income for the period	-	-	507,111	-	-	507,111
Other comprehensive income
Unrealized gain on available-for-sale investments	-	-	-	-	(3,461,468)	(3,461,468)
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	(3,944,042)	(3,944,042)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-	1,026,150
Exercise warrants	424,200	159,468				159,468
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	(556,406)	-	-
Reclassification of contributed surplus on exercise of warrants	-	479,150		(479,150)		-
Acquisition of Coalhunter (note 3)	23,397,002	35,095,503		4,354,140		39,449,643
Share-based payments	-	-	-	835,748	-	835,748

Balance, July 31, 2011	83,034,504	107,207,624	(5,812,261)	18,880,917	22,822,083	143,098,363

Net loss for the period	-	-	(22,667,245)	-	-	(22,667,245)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	(12,597,812)	(12,597,812)
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	(4,168,230)	(4,168,230)
Shares issued for cash
Exercise options	-	-	-	-	-	-
Exercise warrants	19,600	12,250	-	-	-	12,250
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	-	-	-	-	-
Reclassification of contributed surplus on exercise of warrants	-	17,248	-	(17,248)	-	-
Share-based payments	-	-	-	912,316	-	912,316

Balance, October 31, 2011	83,054,104	$107,237,122	$(28,479,506)	$19,775,985	$6,056,041	$104,589,642

See Notes to the Condensed Interim Consolidated Financial Statements	3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Share Capital				Accumulated
					Other	Total
				Contributed	Comprehensive	Shareholders’
	Shares	Amount	Deficit	Surplus	Income	Equity

Balance, October 31, 2011 (carried forward)	83,054,104	$107,237,122	$(28,479,506)	$19,775,985	$6,056,041	$104,589,642

Net loss for the period	-	-	293,198	-	-	293,198
Other comprehensive income
Unrealized gain on available-for-sale investments	-	-	-	-	(884,600)	(884,600)
Transfer to income of realized gain on sale of resource related investments	-	-	-	-	(11,167,645)	(11,167,645)
Shares issued for cash
Private placement	8,029,750	7,628,263	-	-	-	7,628,263
Allocation of proceeds to warrants	-	(699,257)	-	699,257	-	-
Exercise of warrants	1,269,600	429,656	-	-	-	429,656
Shares issued for non-cash
Finder’s fee (note 7(e))	500,000	450,000				450,000
Reclassification of contributed surplus on exercise of warrants	-	1,479,932	-	(1,479,932)	-	-
Share-based payments	-	-	-	2,433,203	-	2,433,203

Balance, July 31, 2012	92,853,454	$116,525,716	$(28,186,308)	$21,428,513	$(5,996,204)	$103,771,717

See Notes to the Condensed Interim Consolidated Financial Statements	4

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31

	2012	2011
		(note 14)
Operating Activities
Net income for the period	$293,200	$507,111
Items not involving cash
Bad debts	18,820	-
Depreciation	275,435	71,142
Share-based payments (note 9)	2,433,203	835,748
Realized gain on sale of available-for-sale investments (note 5)	(11,624,925)	(4,983,827)
Impairment losses on available-for-sale investments (note 5)	351,667	-
Unrealized gain on fair value through profit or loss investment (note 5)	43,750	(90,500)
Gain on loan settlement (note 10)	(1,368,953)	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	(3,019,523)
Loss on equity investments (note 6)	-	793,194
Unrealized gain on derivative investments (note 5)	911,627	(298,789)
Deferred income taxes (recovery) expense	2,126,867	773,998
Unrealized foreign exchange loss	(4,988)	(1,245,680)
Foreign exchange (gain)loss on cash		1,655,112
Changes in non-cash working capital items
Accounts receivable	(334,901)	217,037
Due from related parties	(557,157)	561,535
Loan receivable	4,886,633	(8,417,490)
Prepaid expenses	(458,304)	(71,023)
Accounts payable and accrued liabilities	921,692	(729,530)
Income taxes payable	-	(25,601,634)

Cash Provided by (Used in) Operating Activities	(2,086,334)	(39,043,119)

Investing Activities
Acquisition of Coalhunter (note 3)	-	1,360,526
Investment in and expenditures on exploration and evaluation assets	(25,645,781)	(3,912,496)
Increase in deposits (note 8)	(4,600,000)	(110,000)
Proceeds from sale of resource related investments	29,841,070	6,497,042
Purchase of resource related investments	(262,114)	(3,840,623)
Purchase of equity investments	-	(3,882,443)
Purchase of property, plant and equipment	(499,375)	(617,402)

Cash Provided by (Used in) Investing Activities	(1,166,200)	(4,505,396)

Financing Activities
Proceeds from shares issued	8,057,919	1,185,618

Cash Provided by Financing Activities	8,057,919	1,185,618

Effect of Foreign Exchange on Cash	4,988	(1,655,112)

Increase (Decrease) in Cash and Cash Equivalents	4,810,373	(44,018,009)
Cash and Cash Equivalents, Beginning of the Period	5,985,634	52,264,003
Cash and Cash Equivalents, End of the Period	$10,796,007	$8,245,994
Supplemental cash flow information (note 15)

See Notes to the Condensed Interim Consolidated Financial Statements	5

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

1.	NATURE OF OPERATIONS

Cardero Resource Corp. and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its exploration and evaluation assets. The recoverability of amounts shown for exploration and evaluation assets is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties or resource related investments.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/or obtaining additional financing. The Company has sustained losses from operations, and has an ongoing requirement for capital investment to explore its exploration and evaluation assets. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company expects to seek additional financing through equity financing. There can be no assurance as to the availability or terms upon which such financing might be available.

These condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company had net income of $293,200 for the nine months ended July 31, 2012 (2011 – $507,111). The Company has working capital as at July 31, 2012 of $8,785,704 (October 31, 2011 - $13,556,780), and a deficit of $28,186,306 (October 31, 2011 - $28,479,506).

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The Canadian Institute of Chartered Accountants Handbook was revised in 2010 to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. The Company has commenced reporting on this basis in these condensed interim consolidated financial statements.

These are the Company’s third condensed interim consolidated financial statements for the nine months ended July 31, 2012 covered by IFRS as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting and do not include all of the information required for full annual consolidated financial statements. IFRS 1 First-Time Adoption of International Financial Reporting Standards, has been applied. Subject to certain transition elections disclosed in note 14, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position as at November 1, 2010 and retroactively to all periods presented, as if the policies had always been in effect.

Note 14 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS on the Company’s reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in its consolidated financial statements for year ended October 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of presentation (Continued)

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening Statement of Financial Position on the Company’s transition date of November 1, 2010 and allows certain exemptions on transition to IFRS. The elections adopted by the Company have been disclosed in note 14.

The accounting policies applied in these condensed interim consolidated financial statements are presented in note 2 and are based on IFRS issued and outstanding as of September 12, 2012, the date the Board of Directors approved the condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending October 31, 2012 could result in restatement of these consolidated interim financial statements.

	(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd., Cardero Hierro Peru (BVI) Ltd., Cardero Coal Ltd. (formerly “Coalhunter Mining Corporation”) (“Cardero Coal”), Cardero Ghana Ltd. (“Cardero Ghana”), Cardero Iron Ore Ghana (BVI) Ltd., Cardero Technologies Ltd., Cardero Intellectual Property Corp., Cardero Licensing Ltd. and Cardero Materials Testing Laboratory Ltd. (collectively, the “Company”). A wholly-owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

	(c)	Significant accounting estimates and judgements

The preparation of financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, the recognition of deferred income tax assets and the impairment of long term assets included in the Condensed Consolidated Interim Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Condensed Consolidated Interim Statements of Comprehensive Loss, and the estimated amounts of reclamation and environmental obligations.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Significant accounting estimates and judgements (Continued)

Critical accounting judgements

Critical accounting judgements are accounting policies that have been identified as being complex or involving subjective judgements or assessments.

	(d)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase, that are readily convertible to know amounts of cash, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

	(e)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Deprecation

Depreciation is recognized in profit or loss at the following annual rates:

Computer equipment	-	30% declining balance basis
Computer software	-	100% declining balance basis
Office equipment	-	20% to 30% declining balance basis
Vehicles	-	20% declining balance basis
Metallurgy lab	-	over 5 years on a straight-line basis
Building	-	over 10 years on a straight-line basis
Leasehold improvements	-	over the term of the lease on a straight-line basis

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment (Continued)

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other items in profit or loss.

	(f)	Investments

Investments over which the Company exercises significant influence are accounted for using the equity method. Resource related investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations. Share purchase warrants included in investments are derivative financial instruments and are classified as fair value through profit and loss and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the impairments are other than temporary. When the impairments are other than temporary, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income.

	(g)	Exploration and evaluation assets

All of the Company’s projects are currently in the exploration and evaluation phase.

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Exploration and evaluation assets

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation assets are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, geological and geophysical evaluation, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects for the Company, exploration and evaluation assets in respect of that project are deemed to be impaired. As a result, those exploration and evaluation asset costs, in excess of estimated recoveries, are written off to the Statement of Comprehensive Income (Loss).

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and the capitalized costs associated with that mine are re-classified from exploration and evaluation assets as “mines under construction”. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mines under construction.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

Impairment of non-current assets

Non-current assets are evaluated at each reporting date by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, if applicable, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Impairment of non-current assets (Continued)

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and/or internal expertise, and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred at the end of the life of mine.

	(h)	Foreign currency translation

The Company’s presentation currency and functional currency is the Canadian dollar. The functional currency of all the Company’s wholly-owned subsidiaries is the Canadian dollar.

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense, denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the period-end date and the related translation differences are recognized in net loss. Exchange gains and losses on non-monetary available-for-sale assets form part of the overall gain or loss recognized in respect of that financial instrument.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(h)	Foreign currency translation (Continued)

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently adjusted. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net loss or other comprehensive income (loss) consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

	(i)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Consolidated Statement of Comprehensive Income (Loss) over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated Statement of Comprehensive Income (Loss) over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the consolidated Statement of Comprehensive Income (Loss) over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the consolidated Statement of Comprehensive Income (Loss), unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital. The Company’s shares are classified as equity instruments.

Commissions paid to agents, and other related share issue costs, such as legal, auditing, and printing, on the issue of the Company’s shares are charged directly to share capital.

	(k)	Valuation of equity units issued in private placements

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the share and warrants, respectively.

	(l)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

	(m)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income (loss) except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories based on the purpose for which the asset was acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss (“FVTPL”)

A financial asset is classifies as FVTPL if it is classified as held-for-trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition material transaction costs are recognized in profit or loss as incurred. Financial assets designated as FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Cash and cash equivalents, and investments in warrants, which form part of resource related investments (note 5) are classified as FVTPL and are accounted for at the fair value.

Transaction costs associated with FVTPL financial assets are expensed as incurred while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. Investments in shares which from part of resource related investments (note 5) are classified as AFS financial assets.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

Held-to-maturity

Held-to-maturity financial assets are measured at amortized cost. The Company does not have any financial assets classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of accounts receivable and due from related parties.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial assets (Continued)

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and FVTPL.

Other financial liabilities

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other-financial-liabilities.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial liabilities (Continued)

FVTPL

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the Consolidated Statement of Comprehensive Income (Loss). The Company has not classified any financial liabilities as FVTPL.

	(o)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up and adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the market value of those shares will be considered fair value.

	(p)	New accounting policies not yet adopted

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(p)	New accounting policies not yet adopted (Continued)

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 13.

IAS 27 Separate Financial Statements

IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. The standard will be effective for the Company for the year ended October 31, 2014.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. The standard will be effective for the Company for the year ended October 31, 2014.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

IAS 32 Financial Instruments: Presentation

IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The standard will be effective for the Company for the year ended October 31, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

3.	ACQUISITION OF CARDERO COAL

On June 1, 2011, the Company completed the acquisition of Cardero Coal through a Plan of Arrangement (the “Acquisition”) whereby one Cardero Coal common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Cardero Coal optionees, the exercise of Cardero Coal warrants and pursuant to Cardero Coal property acquisition agreements. On completion of the transaction, Cardero Coal became a wholly-owned subsidiary of the Company. The Company accounted for the Acquisition using the asset acquisition method.

The fair value of the common shares of the Company issued in connection with the Acquisition has been determined at $1.50 per share. The fair values of the Company’s share purchase options and warrants issued as replacement options and warrants granted were $2,416,470 and $4,354,140. The Company options vest on December 1, 2011 (25%), June 1, 2012 (25%), and December 1, 2012 (50%). The fair values were calculated using the Black-Scholes pricing model. The fair value of $2,416,470 will be allocated to salaries and benefits over the vesting term. The assumptions used in the calculation are as follows:

	Options	Warrants
Expected life (years)	2.0	2.0
Interest rate	1.45%	1.45%
Volatility (average)	49.89%	52.61%
Dividend yield	0.00%	0.00%

The purchase consideration is comprised of the following:

Total purchase price:
Initial investments in Cardero Coal to acquire a 45.5% interest	$7,205,311
Issuance of 23,397,002 Cardero common shares for 54.5% interest	35,095,503
Fair value of 3,856,400 Cardero warrants as replacement warrants	4,354,140
Transaction costs	922,393
$47,577,347

The fair value of the Cardero Coal assets acquired and liabilities assumed as at the acquisition date were as follows:

Purchase price allocation:
Cash	$2,626,895
Accounts receivable	87,990
Due from Cardero	644,370
Prepaid expenses	5,166
Property, plant and equipment	187,166
Exploration and evaluation advances	166,788
Reclamation deposit	5,000
Exploration and evaluation assets (note 7)	44,320,558
Accounts payable and accrued liabilities	(466,586)
$47,577,347

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

4.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	Equipment
	and	Office		Metallurgy			Leasehold
	Software	Equipment	Vehicles	Lab		Building	Improvements	Total

Cost
Balance, November 1, 2010	$171,624	$99,853	$-	$-		$-	$210,530	$482,007
Additions	207,174	109,084	20,874	508,651		-	134,538	980,321

Balance, October 31, 2011	378,798	208,937	20,874	508,651		-	345,068	1,462,328
Additions	19,373	89,231	134,563	24,014		231,337	-	498,518

Balance, July 31, 2012	$398,171	$298,168	$155,437	$532,665		$231,337	$345,068	$1,960,846

Accumulated depreciation
Balance, November 1, 2010	$122,128	$48,402	$-	$-	$		$113,740	$284,270
Depreciation for the year	87,351	20,428	1,740	102,359			55,184	267,062

Balance, October 31, 2011	209,479	68,830	1,740	102,359		-	168,924	551,332
Depreciation for the period	104,180	24,865	8,553	79,821		11,567	45,592	274,578

Balance, July 31, 2012	$313,659	$93,695	$10,293	$182,180		$11,567	$214,516	$825,910

Carrying amounts
At November 1, 2010	$49,496	$51,451	$-	$-		$-	$96,790	$197,737
At October 31, 2011	$169,319	$140,107	$19,134	$406,292		$-	$176,144	$910,996
At July 31, 2012	$84,512	$204,473	$145,144	$350,485		$219,770	$130,552	$1,134,936

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

5.	RESOURCE RELATED INVESTMENTS

	Shares		Warrants
July 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	832,953	$691,351	3,503,333	$338,247	$1,029,598
Wealth Minerals Ltd. (“Wealth”)	5,022,806	828,763	-	-	828,763
Dorato Resources Inc. (“Dorato”)	2,536,000	177,520	-	-	177,520
Indico Resources Ltd. (“Indico”)	50,000	6,000	-	-	6,000
Balmoral Resources Ltd. (“Balmoral”)	240,000	134,400	-	-	134,400
Corvus Gold Inc. (“Corvus”) (note 15)	546,711	546,711	-	-	546,711
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	1,246,591	-	-	1,246,591
Artha Resources Corporation (“Artha”)	2,000,000	80,000	-	-	80,000
Ethos Capital Corp.(“Ethos”)	250,000	123,750	-	-	123,750
		$3,835,086		$338,247	$4,173,333

	Shares		Warrants
October 31, 2011	Number	Fair Value	Number	Fair Value	Total

International Tower Hill Mines Ltd. (“ITH”)	3,053,933	$15,330,744	-	$-	$15,330,744
Trevali	11,159,432	10,043,489	4,533,572	506,635	10,550,124
Wealth	5,022,806	1,029,675	-	-	1,029,675
Dorato	2,536,000	304,320	-	-	304,320
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	235,200	-	-	235,200
Corvus	1,655,711	1,043,098	-	-	1,043,098
Abzu Gold	8,934,007	3,841,623	3,782,000	37,820	3,879,443
Ethos	250,000	167,500	-	-	167,500
		$32,006,649		$544,455	$32,551,104

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

5.	RESOURCE RELATED INVESTMENTS (Continued)

All the resource related companies are considered to be related parties by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the period ended July 31, 2012, the Company acquired additional investments for a total cost of $262,114 (2011 - $3,840,623) and fair value of $4,356,997 (2011 - $nil) (note 10(e)). The Company sold investments for gross proceeds of $29,841,070 (2011 - $6,497,042) at a cost of $18,216,145 (2011 - $1,513,215) for net gains on sale of $11,624,925 (2011 - $4,983,827). Impairment losses on resource related investments amounted to $351,667 (2011 - $Nil).

		July 31, 2012		October 31, 2011
		Exercise	Number of	Exercise	Number of
Warrants	Expiry Date	Price	Warrants	Price	Warrants

Trevali	May 11, 2011	$ 1.30	-	$ 1.30	-
	May 29, 2011	$ 1.20	-	$ 1.20	-
	October 9, 2011	$ 1.00	-	$ 1.00	-
	September 1, 2012 (note 16)	$ 1.50	1,428,572	$ 1.50	1,428,572
	July 29, 2012	$ 1.00	-	$ 1.00	1,825,000
	January 14, 2012	$ 1.25	-	$ 1.25	1,280,000
	January 16, 2014	$ 1.10	2,074,761	$ 1.10	-
			3,503,333		4,533,572

Abzu Gold	December 21, 2011	$ 0.75	-	$ 0.75	3,782,000

During the nine months ended July 31, 2012, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $911,627 (2011 – unrealized gain of $298,789) and received additional share purchase warrants at a value of $705,419 (2011 - $718,580).

6.	EQUITY INVESTMENTS

	(a)	Abzu Resources Ltd. (“Abzu”)

During the year ended October 31, 2010, the Company acquired 9,000,002 shares of Abzu at a gross cost of $1,350,000. As at October 31, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu.

On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” (note 5) whereby the 9,000,002 shares of Abzu were exchanged for 4,500,001 shares of Abzu Gold. Between November 1, 2010 and December 20, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $10,775. Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method (note 5). The Company recorded a gain of $3,019,523 on the reclassification, representing the excess of the fair value of the retained investment over the carrying amount of the equity investment at December 21, 2010.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

6.	EQUITY INVESTMENTS (Continued)

	(b)	Cardero Coal

During the year ended October 31, 2010, the Company acquired 14,200,000 shares of Cardero Coal at a gross cost of $4,370,000. As at October 31, 2010, the Company held approximately 42% of the outstanding common shares of Cardero Coal.

On December 16, 2010, the Company participated in a private placement in Cardero Coal and acquired 5,600,000 special warrants of Cardero Coal (“Special Warrants”) at a cost of $2,800,000. Each Special Warrant was exercisable to acquire one common share of Cardero Coal, and would be automatically exercised upon the third business day after the issuance of a receipt for a prospectus of Cardero Coal qualifying the issuance of the common shares upon the exercise of the Special Warrants. If such receipt was not issued by June 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.1 common shares, and if such receipt has not been issued by September 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.11 common shares.

Pursuant to its “top-up” right, on December 21, 2010, the Company acquired by private placement an additional 3,608,143 common shares of Cardero Coal at a cost of $0.30 per share, for an additional investment of $1,082,443.

During the year ended October 31, 2011, the Company acquired the balance of Cardero Coal’s outstanding securities pursuant to a Plan of Arrangement, effective June 1, 2011 (note 3).

Before the acquisition, the Company’s share of Cardero Coal’s results of operations amounted to a loss of $782,419 based upon Cardero Coal’s financial statements as of May 31, 2011. The Company held approximately 45.5% (2010 - 42%) of the outstanding common shares of Cardero Coal before the Acquisition.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	Mexico	Argentina	Peru	U.S.A.	Ghana	Canada
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note 7(f))	Total

Balance, November 1, 2010	$261,127	$2,471,635	$10,254,095	$2,648,977	$220,916	$-	$15,856,750

Acquisition costs:
Acquisition costs – shares (notes 3 and 14)	-	-	-	-	-	44,320,558	44,320,558
Acquisition costs – cash	3,373	8,479	877,561	50,075	-	5,800	945,288
Total acquisition costs	3,373	8,479	877,561	50,075	-	44,326,358	45,265,846

Deferred exploration costs:
Camp	17,504	65,396	653,215	218,206	-	3,155,433	4,109,754
Drilling and analysis	-	94,927	114,397	578,031	-	1,823,913	2,611,268
Personnel and geology	-	61,210	29,700	268,835	-	946,296	1,306,041
Total exploration costs	17,504	221,533	797,312	1,065,072	-	5,925,642	8,027,063
Total expenditures for the year	20,877	230,012	1,674,873	1,115,147	-	50,252,000	53,292,909

Costs recovered – Exploration	(222,000)	-	-	(75,383)	-	-	(297,383)

Write-offs – Acquisition costs	(6,730)	(50,000)	(4,383,054)	-	(50,000)	-	(4,489,784)
Write-offs – Exploration costs	-	-	(7,545,914)	-	(170,916)	-	(7,716,830)
Total write-offs	(6,730)	(50,000)	(11,928,968)	-	(220,916)	-	(12,206,614)

Balance, October 31, 2011	$53,274	$2,651,647	$-	$3,688,741	$-	$50,252,000	$56,645,662

Acquisition costs:
Acquisition costs – shares	-	-	-	-	450,000	-	450,000
Acquisition costs – cash	1,529	25,546	-	10,562	5,380,369	5,023,175	10,441,181
Total acquisition costs	1,529	25,546	-	10,562	5,830,369	5,023,175	10,891,181

Deferred exploration costs:
Camp	31,423	-	-	14,307	955,927	5,917,558	6,919,215
Drilling and analysis	281,944	1,338	-	44,005	3,027,238	4,120,542	7,475,067
Personnel and geology	43,969	-	-	90,491	1,114,208	1,447,286	2,695,954
Total exploration costs	357,336	1,338	-	148,803	5,097,373	11,485,386	17,090,236
Total expenditures for the period	358,865	26,884	-	159,365	10,927,742	16,508,561	27,981,417

Balance, July 31, 2012	$412,139	$2,678,531	$-	$3,848,106	$10,927,742	$66,760,561	$84,627,079

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(a)	Mexico

The properties in Mexico consist of the following:

		i.	Corrales Property, Chihuahua State, Mexico

The Corrales property consists of one exploitation concession (100 hectares) located in the Municipality of Lopez, Chihuahua State, plus an additional 8,400-hectare exploration concession held 100% by the Company.

Pursuant to an agreement dated October 23, 2007 between the Company and three Mexican individuals, the Company has been granted a five-year lease of the exploitation concession, with the right to purchase a 100% interest by making aggregate payments of USD 657,000 over five years to October 23, 2012, as follows:

-	USD 24,000 on execution (paid);
-	USD 18,000 on or before January 23, 2008 (paid);
-	USD 15,000 on or before October 23, 2008 (paid);
-	USD 60,000 on or before October 23, 2009 (note 7(a)(iii);
-	USD 90,000 on or before October 23, 2010 (note 7(a)(iii));
-	USD 100,000 on or before October 23, 2011 (note 7(a)(iii)); and
-	USD 350,000 on or before October 23, 2012.

The Company has granted to a public company the option to acquire up to a 70% interest in the Corrales property (see note 7(a)(iii)). During the period ended July 31, 2012, the public company surrendered its right to earn an interest in the Corrales Property, and the Company terminated the agreement to acquire the exploitation concession. The Company retains its interest in the exploration concession, and is currently reviewing the available data to determine if further work is warranted.

ii.	Santa Teresa Property, Coahuila State

The Santa Teresa property consists of 8,715 hectares of exploration concessions held 100% by the Company. The Company has granted to a public company the option to acquire up to a 70% interest in the Santa Teresa property (note 7(a)(iii)). The public company has surrendered its option to acquire an interest in the Santa Teresa property.

iii.	Ethos Capital Corp. Option/Joint Venture, Mexico

The Company signed a letter of intent (“LOI”) dated June 12, 2008, as amended October 9, 2008 and May 29, 2009, with Ethos Capital Corp., a company listed on the TSX Venture Exchange (“TSXV”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Corrales and Santa Teresa silver-lead-zinc projects in Mexico (notes 7(a)(i) and (ii).

Pursuant to the LOI, Ethos had an exclusive option to earn an undivided 70% interest in the Corrales and Santa Teresa properties by:

(a) paying to the Company the sum of $500,000 (subsequently amended to $300,000), as follows :

(i) $100,000 by July 17, 2009 (the “Acceptance Date”), which is five days after the LOI is accepted for filing by the TSXV (received August 18, 2009);
(ii) an additional $150,000 (subsequently amended to $75,000) by the day, which is one year after the Acceptance Date (received on December 10, 2010);

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(a)	Mexico (Continued)

iii	Ethos Capital Corp. Option/Joint Venture, Mexico (Continued)

(iii)	an additional $250,000 (subsequently amended to $125,000) by the day, which is two years after the Acceptance Date (terminated on February 24, 2012);

(b)	delivering to the Company 1,434,000 (subsequently amended to 1,100,300) Ethos common shares, as follows:

	(i)	100,000 shares with a fair value of $17,000 on the Acceptance Date (received);
	(ii)	266,800 (subsequently amended to 150,000 with a fair value of $147,000) shares by the day, which is one year after the Acceptance Date (received on December 10, 2010);
	(iii)	an additional 466,900 (subsequently amended to 250,000) shares by the day, which is two years after the Acceptance Date (terminated on February 24, 2012); and
	(iv)	an additional 600,300 shares by the day, which is three years after the Acceptance Date; and

(c)	maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiaries of Ethos and the Company will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures. If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

During the year ended October 31, 2009, the Company received $255,143 from Ethos, comprised of $138,143 of expenditure reimbursement and $117,000 of option payments. During the year ended October 31, 2011, the Company received $222,000 in option payments from Ethos.

During the period ended July 31, 2012, Ethos surrendered its rights to acquire any interest in the Corrales Property. As this was the last property still subject to the June 12, 2008 option agreement (as amended), this option agreement has therefore been terminated.

(b)	Argentina

The properties in Argentina consist of the following:

	i.	Organullo Property, Salta Province, Argentina

Pursuant to an agreement dated October 1, 2004 between the Company and an Argentinean individual, the Company purchased a 100% interest in eight minas in Salta Province, Argentina, in consideration of the issuance of 70,000 common shares. These common shares were issued during the year ended October 31, 2005.

Pursuant to an agreement dated September 1, 2011 between the Company and Artha Resources Corporation (“Artha”) as accepted by Artha on September 9, 2011, the Company optioned its Organullo Gold project to Artha, whereby Artha can earn an undivided 55% working interest in the Organullo Project, and thereafter form a joint venture with Cardero Argentina.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(b)	Argentina (Continued)

		i	Organullo Property, Salta Province, Argentina (Continued)

Artha has the option to earn an undivided 55% right, title and working interest in and to the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over four years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of Exchange acceptance - received). Upon Artha having earned its initial 55% interest, Cardero has a right to maintain its 45% interest through pro-rata funding of exploration work going forward. Alternatively, Cardero may choose to be diluted down to a minimum of 10%, at which point its interest will be converted to a 2% NSR royalty.

		ii.	Mina Angela, Chubut Province, Argentina

The Mina Angela property consists of a 100% interest in 44 mineral concessions in Chubut Province, Argentina, subject to a 1% NSR to the a private Argentinean company. The Company has the option to purchase the 1% NSR royalty from the holder for the sum of USD 500,000 at any time.

		iii.	Pirquitas Property, Jujuy Province, Argentina

The Pirquitas Property consists of one cateo (approximately 4,382 hectares) near the town of Minas Pirquitas. The property was acquired by the Company through staking and application therefor.

The Company has entered into an agreement dated July 9, 2009 with a private Australian company (subsequently assigned by the private company to Artha), whereby Artha may earn a 55% interest in the Pirquitas Property by incurring exploration expenditures of USD 1,000,000 over four years, of which USD 50,000 must be incurred in the first year (incurred) and an additional USD 100,000 in the second year (incurred). The effective date of the agreement is July 14, 2009. Following Artha having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVAUATION ASSETS (Continued)

(c)	Peru

i.	Marcona Project, Lucanas, Nazca and Caraveli Provinces, Peru (Carbonera and Daniella Properties)

Pursuant to option agreements dated October 1, 2003 and October 23, 2003 between the Company and a private Peruvian company, the Company acquired mineral concessions covering approximately 30,000 hectares in Lucanas, Nazca and Caraveli Provinces, Peru. Approximately 10,500 hectares of these concessions are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”). The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR to Rio Tinto, by incurring USD 450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto USD 500,000 (of which USD 50,000 has been paid) on or before January 27, 2008. The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto pursuant to the underlying agreement, paying the vendor an aggregate of USD 120,000 (paid) and issuing an aggregate of 650,000 common shares to the vendor, as follows:

-	150,000 common shares on TSXV acceptance (issued);
-	100,000 common shares on or before May 28, 2004 (issued);
-	200,000 common shares on or before November 28, 2004 (issued); and
-	200,000 common shares on or before November 28, 2005 (issued).

The Company determined not to exercise the option from Rio Tinto, and terminated the underlying agreement with Rio Tinto. In addition, the Company abandoned all but five of the concessions (3,200 hectares) held by Minera Koripampa del Peru S.A. (“Koripampa”), (which retained concessions form part of the Company’s Iron Sands project (see note 7(c)(iii)).

ii.	Pampa de Pongo Property, Caraveli Province, Peru

Pursuant to an option agreement dated February 2, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in mineral concessions covering approximately 7,970 hectares in Caraveli Province, Peru. The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from Rio Tinto in consideration of the payment to Rio Tinto of aggregate payments of USD 500,000 over four years as follows:

-	USD 50,000 on or before January 27, 2005 (paid);
-	USD 50,000 on or before January 27, 2006 (paid);
-	USD 100,000 on or before January 27, 2007 (paid); and
-	USD 300,000 on or before January 27, 2008 (paid).

The Company can earn a 100% interest in the property by assuming all of the obligations of the private company pursuant to the underlying agreement with Rio Tinto, and making the following payments and share issuances:

Payments aggregating USD 130,900 as follows:

-	USD 65,900 on or before March 12, 2004 (for back taxes on the property) (paid); and
-	USD 65,000 on or before March 12, 2004 (paid).

Issuance of an aggregate of 70,000 common shares, as follows:

-	35,000 shares on or before March 12, 2004 (issued); and
-	35,000 shares on or before September 12, 2004 (issued).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(c)	Peru (Continued)

		ii.	Pampa de Pongo Property, Caraveli Province, Peru (Continued)

In January 2008, the Company gave notice to Rio Tinto that it was exercising the option, and made the final USD 300,000 payment as required to do so. Rio Tinto transferred title to the concessions to a Peruvian subsidiary of the Company in November 2008, subject to their continuing right of first refusal concerning any disposition of these concessions by the Company.

In the summer of 2008, the Company made applications for ten additional concessions surrounding the Rio Tinto concessions (19,900 hectares), all of which form part of the Pampa de Pongo property.

On October 24, 2008, the Company entered into an agreement with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company agreed to sell the Pampa de Pongo property to Nanjinzhao for USD 200 million (subject to Rio Tinto declining to exercise its right of first refusal in respect thereof). The agreement requires an initial deposit of USD 10 million, payable on or before March 17, 2009, with a final payment of USD 190 million due on or before September 17, 2009. During the initial three-month period, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction. The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received. The agreement permits Cardero to decline to proceed with the transaction at any time prior to the receipt of the USD 190 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, Cardero is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee. Upon repayment of the deposit (and break-up fee, if required), the Pampa de Pongo property will be retransferred to the Company. The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to Nanjinzhao and providing ongoing advice in the negotiations. On December 17, 2008, the Company received notification from Rio Tinto that it was declining to exercise its right of first refusal with respect to the October 24, 2008 transaction between the Company and Nanjinzhao.

The Company, Cardero Iron Peru and Zibo Hongda Mining Co., Ltd. (“Hongda”), a subsidiary of Nanjinzhao, agreed to amend the provisions of the October 24, 2008 sale agreement among the Company, Cardero Iron Peru and Nanjinzhao (the interest of Nanjinzhao in which was assigned to Hongda on April 3, 2009) for the purchase by Hongda of the Pampa de Pongo Iron Deposit in Peru.

Hongda had requested a purchase price reduction due to difficult global economic conditions that have significantly adversely impacted iron ore prices. Following negotiations, Cardero and Cardero Iron Peru agreed to revise the final sale price to USD 100 million (of which USD 2 million had already been paid).

Accordingly, on May 21, 2009 Hongda paid the required USD 10 million deposit to Cardero Iron Peru, which is non-refundable unless either (i) Cardero terminates the agreement or (ii) Rio Tinto exercises its right of first offer. Due to the new lower purchase price, pursuant to its right of first offer Rio Tinto had another 45-day period (expired on July 9, 2009) to match the revised terms. The Rio Tinto right of first offer expired unexercised, and therefore the USD 10 million deposit from Hongda is non-refundable unless Cardero chooses to terminate the purchase agreement.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(c)	Peru (Continued)

ii.	Pampa de Pongo Property, Caraveli Province, Peru (Continued)

The balance of the purchase price of USD 88 million was split into three payments and paid as follows:

-	USD 18 million, received on December 17, 2009;
-	USD 40 million, received on December 17, 2009; and
-	USD 30 million, to be received on December 31, 2009 (received January 11, 2010).

As of October 31, 2009, the payments received to date of $13,898,800 (USD 12 million) were recognized in other income, net of related property costs of $4,889,658 and transaction costs of $411,487, for a gain of $8,597,655 before applicable income taxes.

During the year ended October 31, 2010, payments received of $93,607,400 (USD 88 million) were recognized in other income, net of related property costs of $645,276 and transaction costs of $5,234,967, for a gain of $87,727,157 before applicable income taxes.

iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru

The Company’s Iron Sands Project consists of approximately 32,000 hectares of unconsolidated and semi-consolidated mineral bearing sands, the rights to which are encompassed by certain of the mineral claims comprising the Carbonera and Daniella properties (note 7(c)(i)), and an additional 39 mineral claims acquired by staking at a cost of USD 77,000, in the Departments of Arequipa, (Caraveli Province) and Ica (Nazca Province), Peru. As a result of work to date, some of the foregoing concessions have been dropped, and the property now consists of 16 concessions (12,100 hectares in four areas) owned 100% by the Company and five concessions (3,600 hectares in two areas) held under option as described below.

The Company has assumed, from a private Peruvian company, all rights and obligations under an agreement dated December 16, 2005 between a private Peruvian company and Minera Ataspacas S.A. (“Minera Ataspacas”), an arm’s length private Peruvian company, whereby the private Peruvian company has the option to acquire, from Minera Ataspacas, an initial 70% interest in five mineral sand concessions (3,600 hectares total) surrounded by certain of the Company’s mineral tenures noted above. In order to exercise the option, the Company is required to pay a total of USD 6,830,000 over five years to December 15, 2010 (with an initial payment of USD 20,000 on or before December 16, 2005 (paid)) and incur exploration expenditures of not less than USD 250,000 over the same period, as follows and as amended (see below):

-	USD 80,000 on or before December 16, 2006 (paid);
-	USD 100,000 on or before December 16, 2007 (paid);
-	USD 150,000 on or before December 16, 2008 (paid);
-	USD 500,000 on or before December 16, 2009 (paid); and
USD 6,000,000 on or before December 16, 2011 (amended to February 8, 2012) (not paid);

-	USD 50,000 on or before December 16, 2007 (incurred);
-	USD 50,000 on or before December 16, 2008 (incurred);
-	USD 50,000 on or before December 16, 2009 (incurred);
-	USD 50,000 on or before December 16, 2010 (incurred); and
-	USD 50,000 on or before December 16, 2011 (incurred).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(c)	Peru (Continued)

		iii.	Iron Sands Project, Nazca and Caraveli Provinces, Peru (Continued)

Upon the Company having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted. If either party is diluted to less than 10%, such interest will be converted to a 2% NSR royalty. If Minera Ataspacas is reduced to the 2% NSR, the Company may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

The Company entered into an agreement dated October 20, 2005 with the Peruvian subsidiary of a public B.C. company (the “Optionee”), whereby the Company has granted the Optionee the right to earn a 70% interest in the “hard rock” mineral rights (thereby excluding the unconsolidated and semi-consolidated mineral sands on such claims) accruing to certain of the mineral claims comprising the Iron Sands Project (plus additional claims acquired from Koripampa (note 7(c)(i)).

In order to exercise the option, the Optionee is required to incur an aggregate of USD 3,000,000 in expenditures over four years to November 18, 2009 and perform all of the obligations of the Company under the underlying agreements with respect to the Carbonera and Daniella properties (note 7(c)(i)), including making all payments and incurring all exploration expenditures required thereunder. Upon the Optionee having earned its 70% interest, the Optionee and the Company will incorporate a new Peruvian company to hold such rights, in which the Optionee and the Company will hold a 70% and a 30% interest therein, respectively. Each party will thereafter be required to contribute its pro rata share of future expenditures, and a party failing to contribute will have its interest in the joint venture company diluted. At such point as a party’s interest in the joint venture company is reduced to 10%, such interest will be acquired by the joint venture company in exchange for the grant to the diluted party of a 1% NSR. The Optionee terminated the agreement and returned its interest in the applicable concessions on April 16, 2007.

In November 2009, the Company entered into agreements with Minera Ataspacas and others regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru. Pursuant to two agreements dated November 13, 2009, the original option agreement of December 16, 2005 with Minera Ataspacas was amended to provide that the Company may now acquire a 100% interest in the shares of a new Peruvian company (into which Minera Ataspacas will transfer a 100% interest in the five concessions subject to the option in favour of the Company) by paying to the shareholders of such new company the sum of USD 500,000 upon execution (paid) and USD 6,150,000 on or before December 16, 2010. The option exercise date was further amended by an agreement dated January 13, 2011, such that the option is now exercisable on or before February 9, 2012 for an option payment of USD 6,000,000. In consideration of the extension, the Company paid USD 800,000, of which USD 150,000 was applied to reduce the final option payment and USD 650,000 was for the extension of the option exercise deadline

During the year ended October 31, 2011, the Company wrote-off its remaining investment in the property in the amount of $11,928,968. The Company determined not to make the option payment due February 9, 2012 and the agreements with Minera Ataspacas and others regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru have therefore been terminated. The Company has also surrendered all of its 100% owned concessions to the government, and therefore no longer has any interest in the Iron Sands Project.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(d)	United States of America

		i.	TiTac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two-year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in Louis County, Minnesota. The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each ton of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

The option agreement requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year (option exercised). There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional five-year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional five-year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous five-year term (or pays any deficiency in cash).

On May 29, 2009, the Company, through Cardero Iron US, exercised its option to enter into a mining lease with respect to the TiTac property in Minnesota, and made the initial USD 2,500 payment required upon execution of the lease (which is dated July 1, 2009).

		ii.	Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota, just north of the town of Hoyt Lakes. The Company can earn an initial 70% in the interest of the optionor interest by incurring cumulative expenditures of USD 1,850,000 as follows:

-	USD 100,000 on or before December 8, 2009 (incurred);
-	USD 250,000 on or before December 8, 2010 (incurred);
-	USD 500,000 on or before December 8, 2011 (incurred); and
-	USD 1,000,000 on or before December 8, 2012.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(d)	United States of America (Continued)

		ii.	Longnose Property, Minnesota (Continued)

A payment of USD 50,000 (paid) to the optionor is required on or before August 15, 2009 (and each and every August 28 thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners. The Company can earn an additional 15% interest of the optionor (85% overall) by delivering a feasibility study (no time limit for delivery). Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest). If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures. If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

(e)	Ghana

Pursuant to an agreement dated November 22, 2010 between Cardero Ghana and a private Ghanaian company, the parties entered into an arrangement under which Cardero Ghana will provide the financial resources and exploration expertise for the purpose of enabling the private Ghanaian company to apply to the Minerals Commission of Ghana for a prospecting license in respect of the certain lands in north-eastern Ghana referred to as the Sheini Iron Ore deposit. If the private Ghanaian company is successful in being awarded the prospecting license then, subject to the consent of the Government of Ghana, Cardero Ghana and the private Ghanaian company will enter into a joint venture to explore and, if warranted, develop and mine such deposit.

All costs incurred prior to receiving prospecting license have been reflected in Property Evaluations in the Consolidated Statements of Comprehensive Income (Loss).

Upon the formation of such joint venture, the participants will be deemed to have the following respective interests:

Cardero Ghana – 100% participating interest
Private Ghanaian Company – 10% net profit interest

Upon the issuance of a mining lease subsequent to the expiry of the term of the prospecting license for the deposit, the Republic of Ghana will hold a ten percent free carried equity interest in the property subject to the mining lease.

On December 8, 2011, three separate prospecting licenses covering the Sheini Iron Ore deposit were granted and Cardero Ghana and the private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in Property Evaluations in the Statement of Comprehensive Income (Loss). All expenditures incurred after December 8, 2011 have been capitalized and included in exploration and evaluation assets.

Under the three joint ventures, Cardero Ghana will fund all expenditures under the particular joint venture and make the following payments to the private Ghanaian company:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(e)	Ghana (Continued)

For the Sheini Hills North prospecting license:

-	USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8, 2011);
-	USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
-	USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid $800,000 prior to December 8, 2011 and USD 200,000);
-	USD 1,000,000 six months after the Effective Date (paid prior to December 8, 2011);
-	USD 500,000 one year after the Effective Date;
-	USD 1,000,000 two years after the Effective Date;
-	USD 1,000,000 three years after the Effective Date;
-	USD 500,000 four years after the Effective Date; and
-	USD 500,000 five years after the Effective Date.

For the Middle Sheini prospecting license:

-	USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8,2011);
-	USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
-	USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid);
-	USD 1,000,000 six months after the Effective Date (paid);
-	USD 500,000 one year after the Effective Date;
-	USD 1,000,000 two years after the Effective Date;
-	USD 1,000,000 three years after the Effective Date;
-	USD 500,000 four years after the Effective Date; and
-	USD 500,000 five years after the Effective Date.

For the Sheini South prospecting license:

-	USD 3,000,000 upon the formation of the joint venture (Effective Date) (paid);
-	USD 1,000,000 one year after the Effective Date; and
-	USD 1,000,000 two years after the Effective Date.

The Company has agreed to issue, subject to regulatory acceptance (received), a finder’s fee of 2,000,000 common shares to an arm’s length British Columbia company in connection with the acquisition of the Sheini project. The shares are to be issued in stages, as to 500,000 upon execution of one or more joint venture agreements on the Sheini properties (issued), and an additional 500,000 shares after 6 (note 16), 12 and 18 months, provided that at least one of the joint venture agreements is still in effect and that further work is planned.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(f)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal entered into the following agreements:

i.	Johnson Agreement

On May 18, 2010, Cardero Coal entered into a Coal Tenure Option Agreement (“Johnson Agreement”) to acquire, upon issuance, one coal license (“Johnson License”) over an area located in the Peace River Land District of British Columbia. Consideration for a 100% interest in the license consists of the following payments and share issuances:

-

payments to date of $350,000 and an additional payment of $5,000,000 due within four months of the date the coal license is issued by the Government of British Columbia and transferred to Cardero Coal. Cardero Coal can extend the payment date by paying a $20,000 monthly fee for up to three additional months;

-	issuance of 400,000 common shares of the Company. Such issuance is to be made concurrently with the $5,000,000 final payment; and
-	issuance of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.1875 per share (issued). The option was exercised on March 9, 2011.

ii.	Burns Agreement

On June 15, 2010, Cardero Coal entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 Crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To exercise its option, Cardero Coal must pay $6,000,000 (paid). Cardero Coal has exercised the option agreement.

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL.

iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson License (once issued and transferred to Cardero Coal), Cardero Coal’s interest in the Burns Lease (once the option has been exercised), 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to contribute to any such costs. The joint venture partner is entitled to receive 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company was required to issue 1,600,000 common shares (issued) plus warrants to purchase an additional 1,600,000 common shares (issued) and make total payments of $6,000,000(paid).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(f)	Canada – Carbon Creek Property, British Columbia (Continued)

iii.	Joint Venture Agreement (Continued)

On June 1, 2011, the Company acquired the balance of the outstanding securities of Cardero Coal (note 3).

(g)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(h)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any Provisions for Environmental Rehabilitation as of July 31, 2012.

8.	DEPOSITS

Deposits consist of $215,000 for future reclamation expenditures and a $4,500,000 Commitment Deposit.

Deposit will be applied against the shipment of the first 4,500,000 million tonnes over the life of the Agreement. The Company paid $4,500,000 as a non-refundable Commitment Deposit to Ridley Terminals Inc. (the “Terminal”), pursuant to a Terminal Services Agreement dated May 14, 2012 (the “Terminal Agreement”). Pursuant to the Terminal Agreement, the Terminal agrees to provide services to the Company consisting of receiving and storing coal and loading coal onto ships at the Terminal’s bulk materials handling and loading facilities during the period commencing on January 1, 2014 and expiring on December 31, 2028. The Commitment Deposit will be applied against the Terminal’s charges for the shipping of the Company’s coal at a rate of $1/tonne for the first 4,500,000 million tonnes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

9.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

Share issuances

During the period ended July 31, 2012:

i.

On November 29, 2011, the Company completed a non-brokered private placement pursuant to which the Company sold 8,029,750 units (“Units”) at a price of $ 0.95 per Unit for aggregate gross proceeds of $7,628,263. Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share until November 29, 2012 at an exercise price of $1.25.

ii.	An aggregate of 1,269,600 common shares were issued on exercise of 789,600 agents’ warrants and 480,000 share purchase warrants for gross proceeds of $429,657.

iii.	The Company issued 500,000 common shares with a fair value of $450,000 as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

During the year ended October 31, 2011:

i.	The Company issued an aggregate 840,000 common shares on exercise of 840,000 options for gross proceeds of $1,026,150.

ii.	The Company issued an aggregate of 443,800 common shares on exercise of 443,800 agents’ warrants for gross proceeds of $ 171,718.

iii.

On June 1, 2011, the Company completed the acquisition of Cardero Coal through a Plan of Arrangement (the “Acquisition”) whereby one Cardero Coal common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares at $35,095,503 on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Cardero Coal optionees, the exercise of Cardero Coal warrants and pursuant to Cardero Coal property acquisition agreements. On completion of the transaction, Cardero Coal became a wholly-owned subsidiary of the Company.

(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	July 31, 2012		October 31, 2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the period	3,412,600	$ 0.39	-	$ -
Issued	4,014,875	$ 1.25	3,856,400	$ 0.39
Exercised	(1,269,600)	$ (0.34)	(443,800)	$ (0.39)

Warrants outstanding, end of the period	6,157,875	$ 0.96	3,412,600	$ 0.39

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(b)	Share purchase warrants (Continued)

The weighted average remaining contractual life of warrants outstanding at July 31, 2012 was 0.49 year (October 31, 2011 – 1.11 years).

Warrants outstanding are as follows:

	July 31, 2012		October 31, 2011
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

December 17, 2011	$ -	-	$ 0.63	428,400
March 1, 2012	$ -	-	$ 0.06	240,000
March 29, 2012	$ -	-	$ 0.16	5,600
April 6, 2012	$ -	-	$ 0.16	12,600
May 20, 2012	$ -	-	$ 0.06	120,000
June 14, 2012	$ -	-	$ 0.38	336,000
June 15, 2012	$ -	-	$ 0.06	120,000
September 22, 2012	$ 0.44	63,000	$ 0.44	70,000
November 29, 2012	$ 1.25	4,014,875	$ -	-
January 12, 2013	$ 0.13	240,000	$ 0.13	240,000
May 29, 2013	$ 0.13	240,000	$ 0.13	240,000
June 1, 2013	$ 0.50	1,600,000	$ 0.50	1,600,000
		6,157,875		3,412,600

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of July 31, 2012 and October 31, 2011 and changes during the years ended on those dates is presented below:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

(c)	Stock options (Continued)

	July 31, 2012		October 31, 2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of the period	6,599,143	$ 1.04	5,310,000	$ 1.23
Granted pursuant to Acquisition (note 3)	-	$ -	2,029,143	$ 0.32
Granted	3,437,000	$ 1.29	1,100,000	$ 1.83
Expired	(2,345,000)	$ 1.24	(1,000,000)	$ 1.30
Exercised	-	$ -	(840,000)	$ 1.22

Options outstanding, end of the period	7,691,143	$ 1.09	6,599,143	$ 1.04

The weighted average remaining contractual life of options outstanding at July 31, 2012 was 0.93 year (October 31, 2011 – 1.02 years).

Stock options outstanding are as follows:

	July 31, 2012			October 31, 2011
			Exercisable			Exercisable
	Exercise	Number of	at Period	Exercise	Number of	at Period
Expiry Date	Price	Options	End	Price	Options	End

December 1, 2011	$ -	-	-	$ 1.31	360,000	360,000
February 2, 2012	$ -	-	-	$ 1.41	500,000	500,000
July 29, 2012	$ -	-	-	$ 1.16	1,485,000	1,485,000
August 11, 2012	$ 1.16	1,125,000	1,125,000	$ 1.16	1,125,000	1,125,000
September 8, 2012	$ 1.28	100,000	100,000	$ 1.28	100,000	100,000
January 28, 2013	$ 1.83	1,000,000	1,000,000	$ 1.83	1,000,000	1,000,000
June 1, 2013	$ 0.06	280,000	70,000	$ 0.06	280,000	-
June 1, 2013	$ 0.16	100,000	25,000	$ 0.16	100,000	-
June 1, 2013	$ 0.31	320,000	80,000	$ 0.31	320,000	-
June 1, 2013	$ 0.38	980,000	245,000	$ 0.38	980,000	-
June 1, 2013	$ 0.44	349,143	87,286	$ 0.44	349,143	-
November 9, 2013	$ 1.10	1,400,000	1,400,000	$ -	-	-
January 26, 2014	$ 1.51	1,500,000	1,500,000	$ -	-	-
March 23, 2014	$ 1.16	537,000	537,000	$ -	-	-

		7,691,143	6,169,286		6,599,143	4,570,000

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

		Year ended
	Period ended	October 31,
	July 31, 2012	2011

Expected life (years)	2.0	2.0
Interest rate	1.00%	1.35%
Volatility	55.24%	61.21%
Dividend yield	0.00%	0.00%

Share-based payment charges for the nine month period ended July 31, 2012 totalled $2,433,203 (2011 - $835,748), allocated as follows:

For the nine months ended July 31,	2012	2011

Consulting fees	$43,431	$15,135
Investor relations	179,975	294,066
Professional fees	140,047	-
Salaries and benefits	2,069,750	526,547

	$2,433,203	$835,748

The weighted average fair value of options granted during the period was $0.40 (October 31, 2011 - $0.60) .

10.	RELATED PARTY TRANSACTIONS

	(a)	Related parties

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 7,500 per month, which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties (note 7(c)(i)), the Pampa de Pongo Property (note 7(c)(ii)), the Katanga Property and the Corongo Property.

The presidents of MMC provide management services for USD 5,000 per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Due to related parties

During the nine month periods ended July 31, 2012 and 2011, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2012	2011

Consulting fees	$195,000	$67,500
Professional fees	$66,875	$61,875

Professional fees include amounts paid to a law firm of which a director is a shareholder.

(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	July 31,	October 31,
	2012	2011

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$172,763	$142,945
Wealth	746,003	495,312
Dorato	394,360	261,882
Indico	169,925	49,891
Abzu Gold	196,242	171,268
IMM	-	18,805
ITH	2,781	22,899
Others	114,126	76,041

	$1,796,200	$1,239,043

The Company recovered $977,627 during the nine month period ended July 31, 2012 (2011 - $973,252) in rent and administration costs from Wealth, ITH, Dorato, Indico, Trevali, Balmoral, Abzu Gold, Corvus and LWTLC, companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Management Compensation

Key management personnel compensation comprised:

For the nine months ended July 31,	2012	2011

Consulting fees	$263,268	$134,116
Directors fees	$108,000	$61,000
Professional fees	$66,875	$61,875
Wages and benefits	$759,167	$397,875
Share-based payments	$741,000	$302,691
	$1,938,310	$957,557

(e)	Loan receivable

The Company entered into a loan agreement with Kria Resources Ltd. (“Kria”) whereby the Company advanced Kria $8,064,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bears interest at 10% per annum, calculated monthly, not in advance. As security for the Loan, Kria has granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria issued to the Company 6,400,000 common share purchase warrants of Kria (the “Bonus Warrants”). Each Bonus Warrant entitles the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. The fair value of the warrants was calculated at $1,131,136 using the Black-Scholes model, and this amount was recognized as additional interest income under the term of the loan. On April 7, 2011, Trevali acquired Kria and the 6,400,000 Kria Bonus Warrants were exchanged for 1,280,000 Trevali warrants on 5:1 exchange ratio. The interest rate of the Loan was retroactively reduced to 8% to be calculated monthly and not in advance and is due on or before January 14, 2012.

The Company received repayment of the USD 8,000,000 loan plus USD 645,260 (totaling CAD $8,783,463) in interest from Trevali on January 16, 2012. The loan was repaid as follows:

•	USD 5,000,000 (CAD $5,090,000) in cash, and

•

Through the issuance of 4,149,521 units (“Units”) of Trevali at a deemed price of $0.90 per Unit. Each Unit is comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of $1.10 per share until January 16, 2014. The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012. The fair value of the Units was $5,062,416 ($1.22 per Unit) calculated on a pro rata basis based on relative fair value using the market trading price and the Black-Scholes option pricing model for the shares and warrants respectively. This resulted in $1,368,953 gain on loan settlement.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

11.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. The significant asset categories identifiable with these geographical areas are as follows:

		July 31, 2012
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$70,608,667	$10,477,742	$3,090,670	$84,177,079
Cash and cash equivalents	10,498,057	235,952	62,000	10,796,009
Resource related investments	4,173,333	-	-	4,173,333
Others	8,716,532	418,425	641,619	9,776,576

	$93,996,589	$11,132,119	$3,794,289	$108,922,997

		October 31, 2011
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$53,940,741	$-	$2,704,921	$56,645,662
Cash and cash equivalents	5,819,881	1,473	164,280	5,985,634
Resource related investments	32,551,104	-	-	32,551,104
Others	12,893,767	-	551,736	13,445,503

	$105,205,493	$1,473	$3,420,937	$108,627,903

12.	COMMITMENTS

The Company entered into a sub-lease dated May 14, 2008 for new office space located at 1920 – 1188 West Georgia Street, Vancouver. This sub-lease commenced August 1, 2008 for a term of 51 months. The initial lease payments are $14,654 per month for basic rent and $9,623 per month for estimated operating costs, commencing in September 2008.

The Company entered into a lease dated November 18, 2010 for office space located at 2300 – 1177 West Hastings Street, Vancouver for a term commencing April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first three years is $312,579 per annum, plus operating costs and $335,733 per annum, plus operating costs for the next two years.

The Company’s subsidiary Cardero Coal entered into a lease dated November 24, 2011 for office space located at 1800 - 1177 West Hastings Street, Vancouver for a term commencing May 1, 2012 for a period of eight years and eleven months. The rent for the first three years is $139,023 per annum, plus operating costs and $149,321 plus operating costs per annum for the next two years.

Other commitments are disclosed elsewhere in these condensed interim consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended July 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as FVTPL; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

July 31, 2012	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$10,796,009	$-	$	- $	10,796,009
Resource related investments	3,835,086	338,247		-	4,173,333
	$14,631,095	$338,247	$	- $	14,969,342

October 31, 2011	Level 1	Level 2		Level 3	Total
Cash and cash equivalents	$5,985,634	$-	$	- $	5,985,634
Resource related investments	32,006,649	544,455		-	32,551,104
	$37,992,283	$544,455	$	- $	38,536,738

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s exposure to risk on its financial instruments is summarized below:

(a) Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada, Ghana and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts in Canada, Peru and Ghana are held at major financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada, Ghana, Peru and other countries:

	July 31,	October 31,
	2012	2011

Bank accounts - Canada	$10,288,213	$5,821,354
Bank accounts - Ghana	235,952	1,473
Bank accounts - Peru	11,230	457
Bank accounts - Others	260,614	162,350

	$10,796,009	$5,985,634

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $1,796,200 due from related parties at July 31, 2012 (October 31, 2011 - $1,239,043), the credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains sufficient cash and cash equivalents at July 31, 2012 of $10,796,009 (October 31, 2011 - $5,985,634) in order to meet short-term business requirements. At July 31, 2012, the Company had accounts payable and accrued liabilities of $5,601,280 (October 31, 2011 - $4,038,261), which are due within 30 days.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (Continued)

	(c)	Market risk (Continued)

		i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of July 31, 2012 Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change exploration and evaluation assets and foreign exchange gain or loss by $66,400 (October 31, 2011 - $11,839).

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $41,733

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these are the Company’s third condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive income is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the condensed interim consolidated financial statements as at and for the nine months ended July 31, 2012, the comparative information presented in these financial statements as at and for the nine month period ended July 31, 2011 and as at and for the year ended October 31, 2011.

First time adoption of IFRS

The Company’s consolidated financial statements for the year ending October 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

First time adoption of IFRS (Continued)

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

	(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

Under Canadian GAAP, the fair value of options granted as replacement options to the shareholders of Cardero Coal (see note 3) formed part of the purchase consideration. In accordance with IFRS, none of the options granted to Cardero Coal shareholders were determined to be replacement awards attributable to pre-acquisition service. As such, the fair value of the options granted to Cardero Coal shareholders is treated as post-combination share-based payment expense. As at and for the year ended October 31, 2011, this IFRS transition change in accounting policy results in a $988,347 reduction in the carrying value of exploration and evaluation assets, a $542,218 reduction in contributed surplus, and a $446,129 increase in share-based payments expense and deficit.

	(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

	(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

	(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

First time adoption of IFRS (Continued)

(e) Income taxes

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. During the year ended October 31, 2011, a tax liability associated with an asset acquisition that did not constitute a business combination (see note 3) was reversed with an associated reduction of exploration and evaluation assets.

Impact on consolidated financial statements:

	October 31, 2011	July 31, 2011

Reduction of exploration and evaluation assets	$(11,713,033)	$(11,713,033)
Reduction of deferred income tax liability	$11,713,033	$11,713,033

(f)	Investments in associates

As at November 1, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu. On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method.

Under Canadian GAAP, the reclassification from equity investments to resource related investments was recorded at the carrying value of the equity investment at December 21, 2010. Under IFRS, the retained investment was measured at the fair value on the date of reclassification, with the difference between fair value and carrying value recorded in profit or loss. This change in accounting policy resulted in a $3,019,523 increase in gain on reclassification and a corresponding reduction in other comprehensive income for the nine months ended July 31, 2011.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Statements of Comprehensive Income (Loss) for the dates and periods noted below. The effects of transition from Canadian GAAP to IFRS on the cash flow are not material; therefore a reconciliation of the Consolidated Statements of Cash Flows has not been presented.

•	Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011.
•	Interim Consolidated Statement of Comprehensive Income Reconciliation – three months ended July 31, 2011.
•	Interim Consolidated Statement of Comprehensive Income Reconciliation – nine months ended July 31, 2011.
•	Consolidated Statement of Financial Position Reconciliation – October 31, 2011

Reconciliation of pre-changeover CGAAP Shareholders’ Equity to IFRS is included in the Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011.

As there have been no adjustments to the net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Interim Consolidated Statement of Financial Position Reconciliation – July 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$8,245,994	$-		$8,245,994
Accounts receivable	138,384	-		138,384
Due from related parties	800,015	-		800,015
Loan receivable	8,417,490	-		8,417,490
Prepaid expenses	411,682	-		411,682

Total Current Assets	18,013,565	-		18,013,565

Property, Plant and Equipment	931,163	-		931,163
Resource Related Investments	59,509,840	-		59,509,840
Exploration and Evaluation Advances	166,788			166,788
Exploration and Evaluation Assets	77,436,714	(12,701,380)	(a, e)	64,735,334
Deposits	115,000			115,000

	$156,173,070	$(12,701,380)		$143,471,690

LIABILITIES
Current
Accounts payable and accrued liabilities	$373,327	$-		$373,327

Deferred income tax liability	11,713,033	(11,713,033)	(e)	-

Total Liabilities	12,086,360	(11,713,033)		373,327

SHAREHOLDERS’ EQUITY
Share capital	107,207,624	-		107,207,624
Contributed surplus	19,690,812	(809,895)	(a)	18,880,917
Accumulated other comprehensive income	25,841,606	(3,019,523)	(f)	22,822,083
Deficit	(8,653,332)	2,841,071	(a, f)	(5,812,261)

Total Shareholders’ Equity	144,086,710	(988,347)		143,098,363

Total Liabilities and Shareholders’ Equity	$156,173,070	$(12,701,380)		$143,471,690

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Interim Consolidated Statement of Comprehensive Income Reconciliation – Three Months ended July 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$403,602	$-		$403,602
Corporate development	99,738	-		99,738
Depreciation	29,060	-		29,060
Insurance	22,465	-		22,465
Investor relations	134,914	-		134,914
Office costs	156,047	-		156,047
Professional fees	180,973	-		180,973
Property evaluations	214,269	-		214,269
Regulatory and transfer agent fees	45,542	-		45,542
Salaries and benefits	487,238	178,452	(a)	665,690
Travel	90,992	-		90,992
Loss Before Other Items and Income Taxes	(1,864,840)	(178,452)		(2,043,292)

Other Items
Foreign exchange loss	(253,344)	-		(253,344)
Interest income, net of bank charges	165,254	-		165,254
Realized gain on sale of available-for-sale investments	2,474,833	-		2,474,833
Unrealized loss on derivative investments	(1,442,320)	-		(1,442,320)
Unrealized gain on fair value through profit or loss investment	25,000	-		25,000
Loss on equity investments	(454,307)	-		(454,307)
	515,116	-		515,116

Loss Before Income Taxes	(1,349,724)	(178,452)		(1,528,176)

Income Taxes
Deferred expense	(2,474,550)	-		(2,474,550)

Loss for the Period	(3,824,274)	(178,452)		(4,002,726)
Other Comprehensive Loss for the Period	(14,022,450)	-		(14,022,450)

Comprehensive Loss for the Period	$(17,846,724)	$(178,452)		$(18,025,176)

Basic and Diluted Loss Per Common Share	$(0.05)			$(0.05)

Weighted Average Number of Common Shares outstanding	74,934,021			74,934,021
Plus incremental shares from assumed conversions	3,167,984			3,167,984
Adjusted weighted average shares	78,102,005			78,102,005

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Interim Consolidated Statement of Comprehensive Income Reconciliation – Nine Months ended July 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$993,808	$-		$993,808
Corporate development	508,870	-		508,870
Depreciation	71,142	-		71,142
Insurance	77,593	-		77,593
Investor relations	535,121	-		535,121
Office costs	577,027	-		577,027
Professional fees	617,567	-		617,567
Property evaluations	540,524	-		540,524
Regulatory and transfer agent fees	113,374	-		113,374
Salaries and benefits	1,635,593	178,452	(a)	1,814,045
Travel	186,534	-		186,534
Loss Before Other Items and Income Taxes	(5,857,153)	(178,452)		(6,035,605)

Other Items
Foreign exchange loss	(1,884,934)	-		(1,884,934)
Interest income, net of bank charges	356,523	-		356,523
Realized gain on sale of available-for-sale investments	4,983,827	-		4,983,827
Unrealized gain on derivative investments	298,789	-		298,789
Unrealized gain on fair value through profit or loss investment	90,500	-		90,500
Gain on the reclassification of investments from equity investments to resource related investments	-	3,019,523	(f)	3,019,523
Loss on equity investments	(793,194)	-		(793,194)
	3,051,511	3,019,523		6,071,034

Income (Loss) Before Income Taxes	(2,805,642)	2,841,071		35,429

Income Taxes
Current expense	1,245,680	-		1,245,680
Deferred expense	(773,998)	-		(773,998)
	471,682	-		471,682

Net Income (Loss) for the Period	(2,333,960)	2,841,071		507,111
Other Comprehensive Loss for the Period	(4,385,987)	(3,019,523)		(7,405,510)

Comprehensive Loss for the Period	$(6,719,947)	(178,452)		$(6,898,399)

Basic Income (Loss) Per Common Share	$(0.04)			$0.01
Diluted Income (Loss) Per Common Share	$(0.04)			$0.01

Weighted Average Number of Common Shares outstanding	64,249,533			64,249,533
Plus incremental shares from assumed conversions	1,724,943			1,724,943
Adjusted weighted average shares	65,974,476			65,974,476

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

14.	TRANSITIONAL TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Consolidated Statement of Financial Position Reconciliation – October 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$5,985,634	$-		$5,985,634
Accounts receivable	1,434,077	-		1,434,077
Due from related parties	1,239,043	-		1,239,043
Loan receivable	8,580,096	-		8,580,096
Prepaid expenses	356,191	-		356,191

Total Current Assets	17,595,041	-		17,595,041

Property, Plant and Equipment	910,996	-		910,996
Resource Related Investments	32,551,104	-		32,551,104
Exploration and Evaluation Advances	810,100	-		810,100
Exploration and Evaluation Assets	69,347,042	(12,701,380)	(a, e)	56,645,662
Reclamation Deposit	115,000	-		115,000

Total Assets	$121,329,283	$(12,701,380)		$108,627,903

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,038,261	$-		$4,038,261

Deferred income tax liability	11,713,033	(11,713,033)	(e)	-

Total liabilities	15,751,294	(11,713,033)		4,038,261

SHAREHOLDERS’ EQUITY
Share capital	107,237,122	-		107,237,122
Contributed surplus	20,318,203	(542,218)	(a)	19,775,985
Accumulated other comprehensive income	9,075,564	(3,019,523)	(f)	6,056,041
Deficit	(31,052,900)	2,573,394	(a, f)	(28,479,506)

Total Shareholders’ Equity	105,577,989	(988,347)		104,589,642

Total Liabilities and Shareholders’ Equity	$121,329,283	$(12,701,380)		$108,627,903

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
Nine Months ended July 31, 2012 and 2011

15.	SUPPLEMENTAL CASH FLOW INFORMATION

For the Nine Months ended July 31	2012	2011

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$3,837,000	$97,161
Shares issued on Acquisition of Coalhunter (note 3)		$35,095,503
Accounts receivable related to property expenditure	$-	$-
Shares issued for finder’s fee (notes 7(e) and 9(a))	$450,000	$-
Income taxes paid	$-	$25,601,634

16.	SUBSEQUENT EVENTS

Subsequent to July 31, 2012:

	(a)	On August 11, 2012, 1,125,000 stock options exercisable at a price of $1.16 expired unexercised.

	(b)	The Company issued 500,000 common shares as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

	(c)	On September 1, 2012, 1,428,572 Trevali warrants (note 5) exercisable at a price of $1.50 expired unexercised.

	(d)	On September 8, 2012, 100,000 stock options exercisable at a price of $1.28 expired unexercised.

	(e)	The Company issued 63,000 common shares on exercise of 63,000 agents’ warrants for gross proceeds of $27,563.

	(f)	The Company sold 154,000 Corvus shares for net proceeds of $146,492 resulting in a gain on sale of $20,212.

	(g)	The Company sold 280,000 Trevali shares for net proceeds of $265,146 resulting in a gain on sale of $57,721.